UNITED  STATES

SECURITIES AND EXCHANGE  COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________to_________________

Commission file number 001-35914

MURPHY USA INC. SAVINGS PLAN

(Full title of the Plan)

MURPHY USA INC.

(Name of issuer of securities held pursuant to Plan)

200 Peach Street, El Dorado, Arkansas	71730-5836
(Address of issuer's principal executive office)	(Zip Code)

Murphy USA Inc. Savings Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5

Notes to Financial Statements	6

Supplemental Schedule:	17
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2014

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Signature	18
Exhibit 23: Consent of Independent Registered Public Accounting Firm	19

Report of Independent Registered Public Accounting Firm

Board of Directors

Murphy USA Inc.

El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Murphy USA Inc. Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.    These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Little Rock, Arkansas

June 29, 2015

/s/BKD, LLP

Murphy USA Inc. Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Beneficial interest in Master Trust net assets available for benefits (see Note 2)	$ 53,152,172	$ 45,983,782
Contribution receivable from Plan Sponsor	5,607,128	1,566,287
Notes receivable from participants	2,090,871	1,971,401
Net assets available for benefits	$ 60,850,171	$ 49,521,470

See accompanying notes to financial statements, page 6.

Murphy USA Inc. Savings Plan

Murphy USA Inc. Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Beneficial interest in the net investment income of Master Trust (see Note 2)	$ 2,050,734

Contributions
Employer	8,735,672
Employee	4,174,985
Rollover from other plans	357,178
Total contributions	13,267,835
Interest income from notes receivable	71,132
Benefits paid directly to participants	(4,061,000)
Net change for the year	11,328,701
Net assets available for benefits at beginning of year	49,521,470
Net assets available for benefits at end of year	$ 60,850,171
See accompanying notes to financial statements, page 6.

Murphy USA Inc. Savings Plan

Notes to Financial Statements

1.	Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Murphy USA Inc. Savings Plan [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

The Plan was adopted effective August 31, 2013 to cause the accounts of all Murphy USA employees which were previously held by the Thrift Plan for Employees of Murphy Oil Corporation to be transferred to the Plan for employees of Murphy USA Inc. and its subsidiaries, all of which were 100% vested on the date the assets were transferred to the Plan and its related trust.  For new participants vesting service is 100% after completion of one full year of employment for the Discretionary Employer Contribution Accounts and three full years for the Profit Sharing Contribution Accounts.

The Plan assumed sole responsibility for the liabilities with respect to the transferred accounts of such Murphy USA employees.

The Statements of Net Assets Available for Benefits for the Plan contains no assets or liabilities related to Murphy Oil Corporation or its employees.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy USA Inc. [Murphy] and administered by Murphy 's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee, except leased or contract employees, of one of the following companies [identified  herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.

A.	Murphy USA Inc.

B.  Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than a hourly paid retail store based employee of Murphy Oil USA, Inc.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.    Salary Deferral Account -participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $17,500 annually in 2014.

Murphy USA Inc. Savings Plan

Notes to Financial Statements

B.

Matching Employer Contribution Account - Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.

C.	Employee Contribution Account - a non-highly paid participant's after-tax allotments up to a maximum of 10% of base pay for the year. If highly paid, no after-tax allotments are allowed.

D.	Deductible Contribution Account - participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.

E.	Minimum 401(k) Contribution Account -participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F.	Rollover Account - contributions made by an employee from a prior qualified plan.

G.

Discretionary Employer Contribution Account - Company discretionary contributions began on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund.  A vested participant may redirect this investment to the other options described in Note 3.  Participation in this account became frozen as of September 1, 2003.  Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed.  The last Company discretionary contribution was made as of September 30, 2004.

H.

Catch-Up Contribution Account-participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $5,500 for 2014.

I.

Discretionary Profit-Sharing Contribution Account -Company discretionary contributions began at the inception of the Plan.  Contributions included in the 2014 period ranged from the established percentage rates applied to the pro-rata base pay plus annual bonus of the eligible participants.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

At the date the assets were transferred to the Plan, all active participants were vested in all Company contributions.  Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.  After a hardship withdrawal from a Salary Deferral Account, participation

Murphy USA Inc. Savings Plan

Notes to Financial Statements

in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.  A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 40 1(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of

(a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  A residential loan must be approved by the Committee.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $15 quarterly maintenance fee.  Interest rates on outstanding loans at December 31, 2014 range from 3.25% to 4.25%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime.    For the period from January 1, 2014 to December 31, 2014 these contributions were $3,087,203. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time.

The Companies may make contributions to the Profit Sharing component of the Plan at their discretion. Contributions are determined based on the participant's attained whole years of age and attained whole years of vesting service determined as of the first day of the Plan year. The percentage of compensation to be contributed is determined by the sum of those two numbers. If the sum is (1) less than 50, the applicable rate is 5.0%, (2) 50 but less than 70, the applicable rate is 7.0%, and (3) 70 and higher, the applicable rate is 9.0%. However, these rates shall not apply to a store manager in the marketing service station operations or an employee of any ethanol plant as they are entitled to a profit sharing contribution of 5% of their compensation (base pay plus bonus, excluding overtime, commissions and other forms of extra pay) for the Plan Year. Employees become eligible for the profit sharing contribution after completing one year of vesting service and must be actively employed by Company

Murphy USA Inc. Savings Plan

Notes to Financial Statements

on the last day of a plan year. For the period from January 1, 2014 to December 31, 2014 these contributions were $5,607,128 and will be funded in 2015. Therefore, this amount is recorded as a receivable from the Plan sponsor.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

Plan Termination

Although it has not expressed an intention to do so, Murphy USA Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Basis of Accounting

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefitresponsive investment contracts from fair value to contract value relating to the investment contracts (Note 2). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of another plan sponsored by Murphy USA Inc.  Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee.  The Master Trust had no nonparticipant-directed investments related to the Plan.

The Master Trust for Murphy USA Inc. was established August 31, 2013, concurrent with the separation from Murphy Oil Corporation. Assets for the Plan were held in the Master Trust for Murphy Oil Corporation prior to the transfer of the assets on September 7, 2013.

Murphy USA Inc. Savings Plan

Notes to Financial Statements

The following table presents the net assets of the Master Trust at December 31, 2014 and 2013 by type of investment.

	2014	2013
Investments at fair value Common Stock
Murphy USA Inc.	$ 5,562,225	$ 2,511,513
Murphy Oil Corporation	7,568,941	11,496,067
Total common stock	13,131,166	14,007,580
Common/collective trust	6,080,866	5,350,839
Registered investment companies	41,672,080	33,461,459
Cash	-	990
Other	37,158	(38)
Net assets at fair value	$ 60,921,270	$ 52,820,830
Adjustment of Common/collective trust to contract value	(88,881)	(75,730)
Net assets	$ 60,832,389	$ 52,745,100

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2014 and 2013 were as follows.

Plan Name	2014	2013

Murphy USA Inc. Savings Plan	$ 53,152,172	$ 45,983,782
Murphy USA Inc. Profit Sharing Plan	7,680,217	6,761,318
Net assets	$ 60,832,389	$ 52,745,100

The net increase in the net assets of the Master Trust for the year ended December 31, 2014 and 2013, excluding participants allotments, Company contributions, and benefit payments, was as follows.

Investment income	2014	2013
Dividends and interest	$ 3,747,337	$ 1,397,661
Net appreciation/(depreciation) in market value of investments
Murphy USA Inc. common stock	2,114,602	82,712
Murphy Oil Corporation common stock	(2,251,231)	538,860
Other Common stock	-	16,275
Registered investment companies	(1,199,033)	1,469,034
Total investment income	2,411,675	3,504,542
Administrative expenses	(23,827)	(8,085)
Net investment income	$ 2,387,848	$ 3,496,457

The beneficial interests of the participating plans in the net investment income of the Master Trust net assets for the year ended December 31, 2014  is as follows.

Plan Name

2014
Murphy USA Inc. Savings Plan	$ 2,050,734
Murphy USA Inc. Profit Sharing Plan	337,114
Net investment income	$ 2,387,848

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a benefit-responsive investment contract with FMTC.  FMTC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.  As described in Note 1, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The guaranteed investment contract does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

Average yield of guaranteed investment contract:

	2014	2013
Based on actual earnings - MIP CL 1	0.94%	1.02%
Based on actual earnings – MIP II CL 1	-	1.14%
Based on interest rate credited to participants -MIP CL 1	1.02%	0.85%
Based on interest rate credited to participants – MIP II CL 1	-	1.12%

Murphy USA Inc. Savings Plan

Notes to Financial Statements

The following table lists the investments that were 5% or more of the beneficial interests of the participating plans in the net assets of the Master Trust as of December 31, 2014 and 2013.

	2014	2013
Murphy USA common stock, 80,751 shares as of December 31, 2014	$5,562,225	*
Murphy Oil common stock, 149,783 shares and 176,431 shares, respectively	7,568,941	11,497,019
Managed Income Portfolio I, common/collective trust, 5,991,985 units as of December 31, 2014	5,991,985	*
Managed Income Portfolio II, common/collective trust, 4,870,541 units at December 31, 2013	*	4,870,541
Fidelity Freedom 2030 Fund, registered investment company, 215,461 units as of December 31, 2014	3,475,378	*
Fidelity Freedom 2025 Fund, registered investment company, 278,540 units and 214,077 units, respectively	3,660,017	2,851,499
Fidelity Fund, registered investment company, 76,076 units as of December 31, 2014	3,259,853	*
Fidelity Freedom 2045 Fund, registered investment company, 302,108 units as of December 31, 2014	3,175,150	*

*The investment amount is not included as the value did not meet the 5% or more beneficial interest of the participating plans as of the December 31 in the respective year.

3.	Investment Options

Each Plan participant may invest contributions in one or more of 25 investment options within the Master Trust.  The following paragraphs briefly describe each of these options.  A participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages.  Account balance transfers must be a minimum of 1% of the account balance.

Stock of Murphy Oil Corporation [MOC] is the common stock of Murphy Oil Corporation.  A participant withdrawing from MOC may elect to receive either cash or Murphy Oil stock.  If the participant elects to receive stock, the value of his/her MOC withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.  Prior to the separation from Murphy Oil Corporation on August 30, 2013, the investments in this option were held in a unitized fund which was converted to common stock.

Stock of Murphy USA Inc. [MUSA], is the common stock of Murphy USA Inc.  A participant withdrawing from MUSA may elect to receive either cash or Murphy USA stock.  If the participant elects to receive stock, the value of his/her MUSA withdrawal is converted to equivalent shares of stock based on the market price at the effective date of the withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Managed Income Portfolio I [MIP I] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP I is invested in a money market fund for daily liquidity.  The goal of MIP I is to

Murphy USA Inc. Savings Plan

Notes to Financial Statements

preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP I pay a specified rate of interest and repay principal upon maturity.  Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Fidelity Fund [FFIDX] is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options.  The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth.  At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FDCAX] managed by FMRC is a growth and or value mutual fund that invests primarily in common stocks.  The fund may invest in securities of domestic and foreign issuers.  The goal of FDCAX is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares sold.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 15% of its assets in domestic equity funds, 5% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds.  The goal of the FFIF is to provide high current income and capital appreciation for those already in retirement.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2005 to 2055.  The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds.  The Freedom Funds are designed to target an investor's anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company that normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities.  It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities.

Davis New York Venture Fund Class A [NYVTX] is a value mutual fund managed by Davis Selected Advisors, L.P.  The fund invests principally in common stocks of companies with market capitalization of at least $10 billion.  The goal of NYVTX is to provide long-term capital growth.

The CRM Mid Cap Value Fund Class Investor [CRMMX] is a mid-cap mutual fund that invests at least

  80% of its total assets in equity and equity related securities of U.S. and non-U.S. companies between the

Murphy USA Inc. Savings Plan

Notes to Financial Statements

capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase.  The goal of the CRMMX is to provide long-term capital appreciation.

The Royce Low-Priced Stock Fund [RYLPX] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that normally invests 80% of its net assets in low-priced equity securities. Although the fund normally focuses on the securities of U.S. companies, it may invest up to 35% of its net assets in foreign securities.  The goal of RYLPX is to provide long-term capital growth.

The Spartan Extended Market Index Fund-Fidelity Advantage Class [FSEVX] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Dow Jones U.S. Completion Total Stock Market Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of FSEVX is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of 0.75% of the value of FSEVX shares sold.

The Spartan 500 Index Fund Fidelity Advantage Class [FUSVX] is an index mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of FUSVX is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S. Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4.	Plan Investments

The following table represents the fair value of the Plan's interest in the individual investment funds held under the Murphy USA Inc. Master Trust which exceed 5% of the Plan's net assets as of December 31, 2014 and 2013.

	2014	2013
Murphy Oil Corporation common stock	$ 7,536,424	$ 11,447,831
Murphy USA Inc. common stock	5,551,080	2,502,722
Managed Income Portfolio I	5,840,318	*
Managed Income Portfolio II	*	4,763,953
Fidelity Freedom Fund 2025	2,962,399	*
Fidelity Fund	3,257,016	2,660,430

*The investment amount is not included as the value did not meet the 5% or more beneficial interest of the participating plans as of the December 31 in the respective year.

5.	Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2014, the Master Trust had significant concentrations of credit risk in the Murphy Oil

Murphy USA Inc. Savings Plan

Notes to Financial Statements

Corporation common stock, the Murphy USA Inc. common stock, the Managed Income Portfolio I (MIP I), the Fidelity Freedom 2025 Fund, and the Fidelity Fund.  MIP I is a common/collective trust sponsored by FMTC.  The Freedom Fund 2025 and the Fidelity Fund are established mutual funds sponsored by a highly regarded investment management company.    Historically, the Master Trust has not incurred any credit-related losses.

6.	Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan and the Master Trust.  Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC].  FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio I.  FMRC's fees were deducted from the earnings of the mutual funds it manages.  Total trustee and administrative fees paid from the Master Trust in the 2014  period were $23,827.  The Master Trust paid $15,815 in trustee and administrative fees to FMTC and FIIOC in 2014 for the Savings Plan and also $8,012 for the other plan included in the Master Trust.  In addition, the Plan provides for investment in Murphy USA Inc. and Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7.	Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. As a Cycle “A” filer, Murphy USA has opted to request a new determination letter from the IRS when the next cycle opens (which will begin in the year 2016). Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust.

8.	Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially  the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the

Murphy USA Inc. Savings Plan

Notes to Financial Statements

valuation hierarchy.  Level 1 securities include common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include common/collective trust.  The common/collective trust's fair value is determined by estimated cash flows less surrender charges.  In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy.  There are no level 3 investments.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014 and 2013.

	Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2014	Fair Value	(Level l)	(Level 2)	(Level 3)
Common Stock
Convenience stores (Murphy USA)	$5,551,080	5,551,080	–	–
Oil and Gas (Murphy)	7,536,424	7,536,424	–	–
Mutual Funds
Large Growth	24,936,253	24,936,253	–	–
Income	2,207,170	2,207,170	–	–
Small Cap	946,449	946,449	–	–
Mid Cap	1,516,948	1,516,948	–	–
Index	2,898,555	2,898,555	–	–
International	1,767,182	1,767,182	–	–
Common/collective Trust	5,840,318	_________	5,840,318	–
Total at Fair Value	$ 53,200,379	47,360,061	5,840,318	–

The above table does not include Participant loans receivable in the amount of $2,090,871 for 2014.

Murphy USA Inc. Savings Plan

Notes to Financial Statements

Murphy USA Inc. Savings Plan

Notes to Financial Statements

	Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2013	Fair Value	(Level l)	(Level 2)	(Level 3)
Common Stock
Convenience stores (Murphy USA)	$2,502,722	2,502,722	–	–
Oil and Gas (Murphy)	11,447,831	11,447,831	–	–
Mutual Funds
Large Growth	19,561,684	19,561,684	–	–
Income	1,865,351	1,865,351	–	–
Small Cap	975,432	975,432	–	–
Mid Cap	1,260,508	1,260,508	–	–
Index	1,744,355	1,744,355	–	–
International	1,457,379	1,457,379	–	–
Common/collective Trust	5,168,521	–	5,168,521	–
Total at Fair Value	$ 45,983,783	40,815,262	5,168,521	–

The above table does not include Participant loans receivable in the amount of $1,971,401for 2013.

Schedule

Murphy USA Inc. Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

eneficial interest in Master Trust	53,152,172
Identity of issue/	Current
description of investment	value
Beneficial interest in Master Trust	$ 53,152,172
*Notes Receivable from Participants	2,090,871
*Party-in-interest	$ 55,243,043

Murphy USA Inc. Savings Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MURPHY USA INC. SAVINGS PLAN

Date:  June 29, 2015By:/s/  Stacy A. Young

Stacy A. Young
Vice President, Human Resources and
Chair of Employee Benefits Committee, Murphy USA Inc.